Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Tax-Free Trust of Arizona (the "Trust") was held on October 22, 2008.
The holders of shares representing 52% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes for each matter are presented below).

Dollar Amount of  Votes:


1.  To act on a new Advisory and Administration Agreement.


	For		Against	Abstain
	$155,198,339		$2,256,834	$7,346,411